Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Hicks Acquisition Company II, Inc.:
We consent to the use of our report dated October 7, 2010, with respect to the balance sheet of Hicks Acquisition Company II, Inc. (a development stage company) (the “Company”) as of June 16, 2010 and the related statements of operations, stockholder’s equity, and cash flows for the period June 15, 2010 (inception) through June 16, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report contains an explanatory paragraph that states that the Company’s business plan is dependent upon its obtaining adequate financial resources, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP
Dallas, Texas
October 7, 2010